Mark R. Busch
704.331.7440
Fax: 704.353.3140
mbusch@kennedycovington.com
September 27, 2005
VIA: EDGAR
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
450 Fifth Street, NW
Washington, DC 20549-0308
Attention: Abby L. Adams, Esq.

RE:	McRae Industries, Inc. (the “Company”) Schedule 13E-3 (File no. 5-34909) Preliminary Proxy Statement on Schedule 14A (File no. 1-8578)
Ladies and Gentlemen:
     This letter responds to each of the comments in the staff’s comment letter dated September 9, 2005. The responses below are keyed to the number of each of the comments. A blackline copy of the proxy statement reflecting the changes discussed below has previously been provided to Jeffrey Werbitt of the Staff.
     The responses to your comments, which have been prepared by the Company with input from its advisors, are as follows:

Securities and Exchange Commission
September 27, 2005

Comment
No.	Response
1	The “Special Factors — Recommendation of the Special Committee” section of proxy statement has been revised by deleting the sentence that stated that “[n]either brokers and other nominees nor beneficial owners are record holders.” The “Questions and Answers” section of the proxy statement already included detailed information regarding what actions security holders may take to be certain of the manner in which their shares will be treated.

2	The “Special Factors — Recommendation of the Special Committee” section of proxy statement has been revised to clarify how each of the factors that supported the special committee’s fairness determination with respect to unaffiliated security holders who would be cashed out also supported the special committee’s fairness determination with respect to unaffiliated security holders who would remain following the transaction.

3	The “Special Factors — Recommendation of the Special Committee” section of the proxy statement has been revised to provide additional details regarding why the special committee believed that the Company’s going concern value significantly exceeded its liquidation value.

4	The “Opinion of the Financial Advisor” section of the proxy statement has been revised to further explain why Oxford Advisors believed that among all methodologies typically used by expert financial advisors, the ones it used were the most appropriate for determining the value of the Company in this particular transaction.

5	The “Opinion of the Financial Advisor” section of the proxy statement has been revised to describe how the size of the companies used in the comparable company analysis and the size of the transactions and the companies involved in the transactions used in the comparable transactional analysis factored into such analyses.

Securities and Exchange Commission
September 27, 2005

Comment
No.	Response
6	The “Opinion of the Financial Advisor” section of the proxy statement has been revised to clarify how the comparable transactional analysis supports Oxford Advisor’s fairness opinion and to further explain why Oxford Advisors believed that the premium proposed to be paid in the transaction over the highest price paid for the common stock over the 12-month period prior to announcement of the transaction was a better indicator of fairness than the premium proposed to be paid in the transaction over the closing price on the day prior to the announcement of the transaction.
     Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440. Should the undersigned not be available, please contact James R. Wyche of this firm who can be reached at (704) 331-7558.

Very truly yours,
/s/ Mark R. Busch
Mark R. Busch
For the Firm

cc:	McRae Industries, Inc.
Mr. Jeffrey B. Werbitt